September 8, 2014

Via Edgar Filing

Larry Spirgel,

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steiner Leisure Limited (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarter Ended March 31, 2014
Filed May 9, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014
Filed August 11, 2014
Response dated August 12, 2014
File No. 000-28972

Dear Mr. Spirgel:

This letter is in response to your letter dated September 2, 2014 with respect to your review of the above-referenced Form 10-K and Form 10-Q filings.  We note the three numbered comments and your requests in connection therewith.  Those comments are set forth below in bold for your convenience of reference and are followed by our responses to those comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Revenues, Spa Operations Revenue, page 19, and Income from Operations, page 20

1.

We note your response to comment 5. However, we continue to believe the impact of the loss of the Celebrity Cruise Line (Celebrity) ships is material information that should be clearly discussed, in quantified detail, in all future filings.

In future filings, as applicable, we will be including a statement as follows in the period to period income from operations comparison:

The decrease in operating income (loss) in the Spa Operations segment attributable to the non-renewal of the Celebrity contract adversely impacted our earnings per share for the ______ quarter of 2014 by approximately $ 0.___ per share.

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Liquidity and Capital Resources, Financing Activities, page 27

2.

Please disclose in future interim and annual filings the amendment to your credit facility on June 3, 2014. We note in our Form 8-K filed on June 9, 2014 that your credit facility has been amended to limit the total of dividends and share repurchases to no greater than $75 million in fiscal year 2014, and no greater than $35 million in subsequent years.

In future interim and annual filings, as appropriate, the amendment to our credit facility on June 3, 2014 will be disclosed.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

3.

Please explain what is meant in note (1) that no shares were repurchased through the Company’s only share repurchase plan during the second quarter of 2014. It appears from the table provided that approximately 710 million shares were repurchased during the second quarter for $29.5.

The word “no” as utilized in note (1), referenced above, was errantly used. The word that should have been used is “all.” In future filings, this error will not be repeated.

Please let me know if you have any questions or comments on any of the foregoing.

Thank you for your attention to this matter.

Sincerely,

/s/ Stephen B. Lazarus

Stephen B. Lazarus

Executive Vice President

and Chief Financial Officer